FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release, dated October 30, 2006, regarding the consolidated financial results for the period ended September 30, 2006

Item 1

For Immediate Release
Contact:
María Paz Yañez Macías
Planning & Control Manager
Phone: (56-2) 351-1209
Fax: (56-2) 679-2320
E-mail: myanezm@afpprovida.cl

Santiago, Chile – October 30, 2006 – AFP PROVIDA (NYSE: PVD) announced its consolidated financial results for the period ended September 30, 2006. All figures are expressed in constant Chilean pesos and are prepared in accordance with the Chilean Generally Accepted Accounting Principles (Chilean GAAP). Figures as of September 30, 2005 are inflation adjusted by the year on year CPI figure of 3.8% .

AFP PROVIDA S.A. reports its results for the period ended
September 30, 2006

GENERAL HIGHLIGHTS FOR THE FIRST NINE MONTHS OF 2006

Net income for the first nine months of 2006 amounted to Ch$28,804.0 million, a 2.1% or Ch$602.8 million higher than the result attained in the same period of 2005. This variation was basically sustained by the good performance of the operating result, in which operating revenues positively contributed, whereas, most of the expenditure components diminished excepting the life and disability insurance expense that rose due to a higher level of activity and the increment of the accounting cost of casualties. The non-operating component negatively contributed due to lower profits from foreign related companies and higher losses by price-level restatement, effects partially offset by tax savings.

Operating income reached Ch$38,480.4 million, implying a positive deviation of Ch$2,338.2 million with respect to the same period of 2005. This favorable result was sustained by higher revenues of Ch$7,604.4 million given the good performance exhibited by fee income, higher financial revenues from life and disability insurance and the favorable gains on mandatory investments. Likewise, expenses increased by Ch$5,266.2 million that was conducted by only the higher life and disability insurance cost of Ch$5,861.3 million (Ch$2,678.7 million related to the temporary premium and provisions for Ch$3,183.0 million), whereas all the remaining components of operating expenses recorded savings when compared to September 2005.

In terms of non-operating results, the first nine months of 2006 recorded a loss that implied a negative deviation of Ch$2,319.0 million with respect to the same period of last year. This negative variation was conducted by lower profits of Ch$1,005.7 million of investments in related companies, a result affected by lower results recorded by foreign subsidiaries AFP Horizonte (Peru) and AFORE Bancomer (Mexico), in view of the high competitiveness of the market where they operate. In addition to the above, a higher loss in price level restatement of Ch$981.1 million was attained, as a result of in foreign exchange loss and higher financial expenses of Ch$300.9 million due to the increase in the a average bank-interest rate paid and a superior debt balance maintained in the period.

Since Provida became the sole shareholder in AFP Genesis (Ecuador) Provida’s financial statements are consolidated with this subsidiary, which implied to acknowledge in different components of its results, a net income of Ch$839.0 million in the first nine moths of 2006, representing an increase of 53.6% with respect to the same period of last year.

As of September 30, 2006, Provida continued leading the pension fund industry in terms of assets under management, totaling US$25,071.8 million equivalent to 31.1% market share and a client portfolio of 3.2 million affiliates with a 42.2% of market share as of September 2006.

GENERAL HIGHLIGHTS FOR THE THIRD QUARTER OF 2006

Net income for the third quarter of 2006 (3Q06) amounted to Ch$12,572.4 million, implying a positive variation of Ch$3,624.0 million or 40.5% with respect to the income attained in the third quarter of 2005 (3Q05). This evolution was basically driven by the good operating result, sustained by the increase in all the components of operating revenues, accompanied by the drop of operating expenses. Partially offsetting the above, it is the higher non-operating loss originated by lower earnings of foreign affiliated companies and the higher loss for price level restatement.

The operating income recorded a positive deviation of Ch$4,981.5 million or 42.7%, conducted by higher revenues and lower expenditures, as reported in the previous paragraph. With respect to operating revenues, they increased by Ch$4,480.3 million, positively affected by all its components, but specially by higher fee income given the growth observed in collection levels and higher gains on mandatory investments attained by the good performance exhibited by local stock markets.

Operating expenses also recorded a positive variation of Ch$501.2 million, where all its components recorded savings, excluding the life and disability insurance premium that rose by Ch$702.5 million due to higher collection recorded in the period.

In non operating terms, this recorded a loss that implied a negative deviation of Ch$915.5 million, basically as a result of a higher loss in price level restatement of Ch$579.6 million given the loss in foreign exchange associated with the dollar debt with Provida Internacional. Additional, affiliated companies generated lower profits of Ch$106.6 million affected by the lower results obtained by AFP Horizonte in Peru and AFP Crecer in the Dominican Republic, and higher financial expenses of Ch$170.2 million. In terms of taxes, the expense recorded in the quarter presented a lower increase than the earnings before taxes, basically due to the positive contribution of the rise in the discount rate related to deferred tax obligation.

AFP PROVIDA, leading company in the Chilean Pension Fund Industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Ecuador, Mexico and the Dominican Republic. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the Pension Fund Industry and is one of the principal financial conglomerates in Latin America.

Business Drivers	September	Market
	2006	Share
Number of Affiliates	3,191,107	42.18%
Number of Contributors	1,500,151	38.26%
Number of Pensioners	361,812	38.83%

Collection Base (US$ Million)	858	32.07%
AUM (US$ Million)	25,072	31.13%
Pension Fund Average Real Return (Sep.06)	7.49%
Pension Fund A Real Return (Sep.06)	9.98%
Pension Fund B Real Return (Sep.06)	8.19%
Pension Fund C Real Return (Sep.06)	7.12%
Pension Fund D Real Return (Sep.06)	5.15%
Pension Fund E Real Return (Sep.06)	4.04%

Other Variables	September	Market
	2006	Share
Number of Branches	132	47.31%
Number of Administrative Employees	964	30.42%	(1)
Number of Sales Agents	576	24.55%	(1)
(1) Market Share in June, 2006.

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE FIRST NINE MONTHS OF 2006

The Chilean economy grew up by 2.7% during August 2006, when compared with the same month of previous year, registering an expansion of 3.1% during the year. In August, the Imacec indicator was below the market’s forecasts, specifically affected by minor mining production caused by punctual effects such as the strike in La Escondida copper mine and landslides occurred in Chuquicamata. Besides, the industrial production showed a low performance with a weak growth of only 1.9%

The Chilean Government has anticipated an expansion of 5.0% in the economy for 2006, and 5.7% for 2007, figures in line with slowdown corrections made by the autonomous Central Bank in its forecasts, anticipating an economic growth in the range of 4.75% -5.25% for 2006 and 5.25% -6.25% for 2007.

The recent decrease in growth projections can not be seen as the beginning of an economic recession, but a sharp adjustment towards tendency values.

The Consumer Price Index (IPC) accrued variations of 2.9% in the first nine months of the year, and 2.8% in twelve months. It is important to stress that inflation seems to be stabilized after reaching the top of Central Bank’s target range of 4% and remaining in the highest level of such range in the following months.

Throughout 2006, transport has become the sector showing the highest prices rises driven by continuous increases in fuels. As a matter of fact, underlying inflation should be analyzed since it does not include fuels prices, fruits and fresh vegetables; all of them having volatile prices. In the first nine months of the year, this indicator accrued a 2.4% increase and 3.1% in twelve months, both figures converging with Central Bank’s target range (3%).

During the third quarter of the year, the stock market recovered from the setback exhibited in May and June. In August, the selective price share index (IPSA) recorded an upward of 3.5%

followed by a 3.3% in September, closing the third quarter with a variation of 7.3% accruing 16.1% to September 2006. Likewise, the general share price index reached a return of 7.9% in the third quarter and 16.0% to September 2006. Upwards were driven by trading and electrical sectors. The dynamism exhibited by local stock markets is reflected in the 23% up in transactions during the first eight months of the year as compared with the same period of 2005.

The above follows the outstanding positive trend exhibited by the local stock market in the last four years, although experts consider that it will not be easy to maintain such results but they do forecast remarkable returns.

Regarding foreign trade, the balance trade has accrued a positive balance of US$16,476.3 million in September 2006, where exports have increased by 42.2% in comparison with the same period last year, almost driven by a 90% increase in copper exports, mainly related with higher prices and not with higher volumes. Imports climbed by 14.8% with respect to September 2005 leaded by fuels, principally oil which is booted by the rise of oil price in the international market.

Concerning the labor market, this continues evidencing its dynamism, which is reflected in the national unemployment rate during the mobile quarter July-September 2006 reached 7.9%, representing a drop of 1.9 points when compared with the same period last year and 0.6 points with respect to the immediate previous quarter. This is the first time in the last ten years that unemployment rate decreased in June-August quarter in comparison with the previous quarter.

Behind the above, a 1.4% increase of employment is observed in relation to the figure registered in the same period last year, whereas labor force decreased by 0.7%, adding a 20% drop in the number of unemployed. It highlights in this evolution, the salaried-worker segment that rose by 4.7% equivalent to 184,290 new jobs, where sectors such as utilities, construction and manufacturing outstand.

Finally, the labor force amounted to 6,746, 520 of which 6,211,810 corresponded to occupied people and 534,710 to unemployed.

Net Income

In the first nine months of 2006, the net income reached Ch$28,804.0 million, equivalent to an average return on equity of 20.7% and a real increase of 2.1% or Ch$602.8 million with respect to the same period of 2005. This variation was basically sustained by the remarkable operating result, in which operating revenues positively contributed, given higher fee income associated with higher collection levels, that have maintained their growing trend already observed in previous periods. Whereas, expenditures increased affected by the higher accounting cost of life and disability insurance recorded in the period. The non-operating component negatively contributed due to lower profits from related companies and lower losses by price-level restatement, effects partially offset by tax savings.

Operating income increased by 6.5% or Ch$2,338.2 million with respect to the same period of last year. This result was the outcome of higher revenues boosted by the positive evolution of collection levels in the period and, at a lesser extent, financial revenues from life and disability insurance. Operating expenses increased as a consequence of a higher premium of life and disability insurance driven by both, a higher temporary premium given the growth of collection levels, and the higher provisions of unfavorable casualty rate given the higher accounting cost of casualties reecorded by the insurer. The rest of the components of this expenditure experienced a drop with respect to September 2005.

The non-operating result recorded a higher loss of Ch$2,319.0 million generating a negative variation with respect to the same period of 2005. This result basically stemmed from lower profits from related companies, given the lower accrued results of equity interests held in AFP Horizonte in Peru and AFORE Bancomer in Mexico in light of the high competitiveness exhibited by the markets where they operate; the higher loss in price level restatement associated with losses in foreign exchange, and financial revenues upward in connection with the higher interest average rate paid and the higher average surplus of short term bank debt maintained in the period.

With respect to income taxes, the period recorded a lower expense given the higher base of comparison, as a result of adjustments of the definite liquidation of 2004’s tax carried out in 2005, and the positive effect of the increase in the interest rate used to discount the deferred tax obligation.

	Sep-06	Sep-05	Change	%

	(Million of constant Chilean pesos at September 30, 2006, except percentages)
Operating Income	38,480.4	36,142.1	2,338.2	6.5%
Total Operating Revenues	118,820.8	111,216.4	7,604.4	6.8%
Total Operating Expenses	(80,340.4)	(75,074.3)	(5,266.2)	7.0%
Non-Operating Income (Expenses)	(3,289.6)	(970.6)	(2,319.0)	238.9%
Income Taxes	(6,386.7)	(6,970.2)	583.5	-8.4%
Net Income	28,804.0	28,201.2	602.8	2.1%

  Earnings per share (each ADR represents fifteen shares) reached Ch$86.94 in the first nine months of the year as compared with Ch$85.12 obtained in the same period of 2005. As of September 30, 2006, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to the same period of last year.

BUSINESS DEVELOPMENT

Operating Revenues
During the first nine months of the year, operating revenues reached Ch$118,820.8 million representing a real increase of 6.8% or Ch$7,604.4 million with respect to the same period of 2005. This result was basically sustained by the positive performance shown by fee income (Ch$7,017.7 million or 7.4%) due to higher collection levels recorded in the period. In a lesser extent, higher financial revenues from previous insurance contracts contributed Ch$836.8 million or 81.1%, as well as higher gains on mandatory investments up by Ch$196.3 million or 1.7% in light of higher volumes of administered average funds. The latter was partially offset by lower other operating revenues of Ch%446.4 million or 10.9% due to lower fee income from other AFPs.

  To September 2006 Fee Income reached Ch$101,560.1 million representing a positive deviation of 7.4% or Ch$7,017.7 million with respect to the same period last year, boosted by the good evolution of collection levels, up by 9.4% in real terms in comparison with the amount accrued in September 2005. The gap between fees and collection was triggered partly by the change in the Administrator’s fee structure that implied a reduction of the fixed fee from Ch$390 to Ch$0 (Ch$650 million approximately). Although this drop was compensated by an increase in the variable fee from 2.25% to 2.39%, they did not have their respective effect in the same month; while the reduction of fixed fee had an immediate application (May 2006), the reduction of variable fee were noticeable since the following month (June 2006), month in which the Company received contributions made in May with this new fee.

  Additionally and also explaining the aforementioned gap, it should be considered that fee income accrued to September 2005 was positively affected by the massive of leftover stemming from the new technology implemented at the end of the previous year. If this effect were isolated, fee income recorded in September 2006 is estimated that would have increased around 12% given that the Company is still recovering leftovers and the same time levels of credited collection have improved.

  This positive evolution was in a framework where Provida maintained its leading position in   the pension fund industry in terms of clients and salary base, with an average of contributors of 1,521,696 as of September 2006.
  Gains on Mandatory Investment reached Ch$11,759.5 million in the first nine months of 2006, an increase of Ch$196.3 million (1.7%) with respect to the same period of 2005. This result was explained by the higher volume of average funds administered in the period, since in September 2006 the weighted average nominal return of pension funds accrued 10.04% slightly lower than the 10.47% recorded in September 2005. This performance was basically the result of the lower return exhibited by local stock markets (IPSA +16.1% in September 2006 against +19.8% in September 2005) and by long term fixed income due to the increase in interest rates (September 2006: BCU-5 3,05; BCU-10 3.08; BTU-20 3.12 v/s September 2005: BCU-5 2.02; BCU-10 2.48; BTU-20 3.03).
Operating Expenses

They increased by 7.0% or Ch$5,266.2 million from Ch$75,074.3 million in the first nine months of 2005 to Ch$80,340.4 million in the same period of 2006, mainly sustained by a higher L&D insurance cost in connection with the temporary premiums increase given higher collection levels , as well as, higher provisions for unfavorable casualty rate associated with the rise of the accounting cost of casualties recorded by the insurer. This higher cost was partially offset by savings in remunerations to sales and administrative personnel attained, in the first case, by lower severance obligations, and in the second case, by lower commissions paid to sales agents in light of the change in the variable incentive structure.

  Remuneration of Administrative Personnel amounted to Ch$13,915.0 million in the first nine months of the year, lower in Ch$316.6 million or 2.2% with respect to the figure recorded in the same period last year. This positive deviation was related to lower severance obligations recorded in the period, given the higher base of comparison, since 2005 included dismissals of executive officers and provisions for staff reduction planned for the last quarter of that year. Besides, there was lower cost in remunerations given the lower number of staff maintained in the period in view of the Company’s project to adjust the staff in the current year. These savings were partially offset by higher seniority awards due to the modification of the accounting criteria to calculate the provision, implying to make an adjustment in January 2006, according to the corporative auditors’ recomendation to accrue all seniority awards that each worker is entitled to, instead of the previous criteria that accrued the nearest award. Also, there were higher bonuses since this year the National Day and Christmas’s Day allowances are being accrued every month, as well as, the increase in variable remuneration regarding higher awards paid for special sales competitions.

  With respect to the administrative staff, the average to September 2006 reached 983 workers, a drop of 5.4% with respect to the same period of 2005 (1,039 workers). Furthermore, at the close of both periods the administrative staff fell from 1,017 to 964 workers equating to a decline of 5.2%.
  Sales Force Remuneration decreased by Ch$221.1 million (3.4%) from Ch$6,445.3 million in 2005 to Ch$6,224.3 million in same period of September 2006. This result was explained by lower costs in commissions paid by affiliations and transfers, given the change in the incentive structure carried out in the second semester of 2005 that, as informed in previous reports, was aimed at capturing lower risk segments with higher profitability.
  Additionally, there were lower severance payments, since 2005 included provisions in connection with staff adjustments planned for the last quarter of that year. The above was partially offset by higher awards paid, as a result of extraordinary incentives associated with special competition regarding sales productivity; higher seniority awards (for the same reasons of administrative personnel mentioned above) and higher accrued vacations for lower use of them, that is expected to be reduced as of December 31, 2006 given the special plan implemented by the Company’s management.

   In figures, the average number of sales agents in the first nine months of the year increased from 538 workers to 563 in the same period of 2005, representing an increment of 4.8%. Regarding the evolution at the close of each period, the sales force increased by 5.7% from 545 to 576 salespeople to September 2006.

  The cost of Life and Disability Insurance (L&D) reached Ch$42,501.4 million to September 2006 up by Ch$5,861.3 million or 16.0% with respect to the same period of 2005, partly This explained by both a higher cost of Ch$2,678.7 million in temporary premium in connection with the growth of collection.

  Additionally, higher provisions of Ch$3,183.0 million for unfavorable casualty rate were the higher accounting cost of casualties, which was sustained by the downward trend in discount rates used to constitute reserves by insurers. In figures, while the discount rate to calculate the reserves for casualties was 3.5% in 2005, in 2006 was lower in 57 basis points reaching 2.95%. Given the fact there is a reverse relation between the interest rate and the economic value of casualties, a lower interest rate implies a higher provisioned cost of the. Although forward rates used to foresee the value of interest rates at the moment of paying the disability casualties (3 years after the reserve was constituted), they allow to project a lower effective cost of such casualties, so the casualty values registered by insurers would be higher, being those amounts acknowledged by law as the minimum figure in the financial statements.

  Other Operating Expenses slowed to Ch$57.5 million or 0.3%, from Ch$17,757.3 million in the first nine months of 2005 to Ch$17,699.8 million in the same period of 2006. This variation was basically related to depreciation and amortization costs that jointly triggered savings of Ch$286.0 associated with the new technology given that in 2005 these expenses were provisioned at an estimated value (since the final cost was not available) that was finally higher than the effective cost for that period. With respect to the computing costs linked to such technological development, they rose by Ch$342.0 million, since starting 2006 it was possible to monthly acknowledge the recurrent expenditure for this concept.

  Moreover, administrative expenses positively contributed Ch$130.9 million basically due to lower social installments, because of expenses paid to the Association of AFPs in 2005 regarding a publicity campaign. That result was partly offset by higher expenses associated with the externalization process, basically related to collection and pension payments, higher expenses that have their counterpart in the administrative staff adjustments previously described.

Operating Income

It increased by Ch$2,338.2 million or 6.5% reaching Ch$38,480.4 million in the first nine months of 2006, due to the good performance of operating revenues (fundamentally fee income), accompanied by a drop of the different components of operating expenditures, excepting the L&D insurance cost due to both accounting effects and a higher level of activity previously described.

Other Non-Operating Income (Expenses)

They recorded a higher non-operating loss of Ch$3,289.6 million to September 2006, implying a negative deviation of Ch$2,319.0 million with respect to the loss recorded in September 2005. This result was explained by lower profits of Ch$1,005.7 million from related companies, given the lower results from AFP Horizonte in Peru and AFORE Bancomer in Mexico in light of a high competitiveness shown by the markets where they operate. Additionally, there were higher losses of Ch$981.1 million in price level restatement due to differences in relation to a foreign exchange loss from the dollar debt with Provida Internacional; and higher financial expenses of Ch$300.9 million due to a higher average interest rate paid, as well as, the higher average balance debt.

  The Affiliated Companies Results slowed to Ch$1,005.7 million or 22.6% from an income of Ch$4,446.9 million in September 2005 to an income of Ch$3,441.2 million in September 2006. The latter, despite the favorable result attained by local affiliates that jointly contributed Ch$300.4 million, principally the positive performance of Previred.com. Concerning foreign affiliates, they recorded a negative deviation of Ch$1,306.1 million due to the positive contribution of AFP Crecer in the Dominican Republic (Ch$203.2 million) was not enough to offset the minor results of AFP Horizonte in Peru and AFORE Bancomer in Mexico that negatively contributed Ch$1,509.4 million.
		Sep-06	Sep-05	Change	%

Company	Country	(Million of constant Chilean pesos at September 30, 2006, except percentages)
Horizonte	Peru	1,093.0	1,627.2	(534.3)	-32.8%
Bancomer	México	2,607.6	3,582.7	(975.1)	-27.2%
Crecer	Rep.Dominicana	187.4	(15.8)	203.2	n.a
DCV	Chile	45.4	45.8	(0.4)	-0.8%
PreviRed.com	Chile	29.5	(196.9)	226.4	-115.0%
AFC	Chile	(521.8)	(596.1)	74.4	-12.5%

TOTAL		3,441.2	4,446.9	(1,005.7)	-22.6%

In Peru, Provida Internacional is present in AFP Horizonte since 1993, currently holding a 15.87% of the shares. During the first nine months of the year, this subsidiary generated an income of Ch$1,093.0 million for Provida representing a decrease of Ch$534.3 million or 32.8% with respect to same period of 2005. This result was principally explained by lower fee income given the reduction in the commission rate charged in the period, higher personnel expenditures due to the increase of employees in the commercial area and higher costs in commercial incentives. All the above, as a consequence of the highly competitive environment evidenced by the Peruvian pension industry. According to the latest information available at August 2006, this subsidiary accounted for a total of 1,016,178 affiliates and assets under management of US$2,984.1 million, figures equivalent to market shares of 27% and 24% respectively that situates it in first place in terms of affiliates and in second place regarding assets under management.

  Regarding   Mexico, in November 2000, Provida Internacional materialized the purchase of 7.50% of AFORE Bancomer’s equity, a company that has remained as Provida’s largest investment with the highest earnings volume with Ch$2,607.6 million that equates to 67.1% of the total foreign affiliates’ contribution during the fist nine months of the year. To September 2006, this affiliate’s income decreased by Ch$975.1 million or 27.2%, given the negative effects of Mexican peso depreciation (3.3%) in the first nine months of 2006 that implied losses for foreign exchange. Adding, a downward adjustment in fee structure was made as a consequence of a higher level of competitiveness in the industry. As of September 2006, AFORE Bancomer maintained an affiliate portfolio of 4,186,052 and funds under management for US$10,085.7 million, representing market shares of 11% and 17%, respectively, situating it in second place on the industry in both variables.

  In   the Dominican Republic, Provida Internacional is present in AFP Crecer since October 2004 holding 35.00% equity interest. This ownership arises from the merger of AFP Crecer and AFP Porvenir. Provida Internacional was present in AFP Porvenir since September 2003 until April 2004 holding 100% of the shares. Later on, from May 2004 until September 2004 Provida had 70% equity interest when the remaining 30% stake was sold to the local investor Progreso Group. At September 2004, BBVA Group held 70% equity interest in AFP Crecer, thus, when the merger was carried out, Provida Internacional and BBVA Group held 35% equity interest each of them and the remaining 30% held by Progreso Group.

  As of September 2006, AFP Crecer generated a profit of Ch$187.4 million for Provida,   representing a positive variation of Ch$203.2 million with respect to the loss of Ch$15.8 million recorded in the same period of last year. This positive variation stems from higher fee income and lower costs in personnel remunerations both sales and administrative staff. It is important to stress that this positive result was in a scenario where the Dominican peso was depreciated against the dollar (7.1%) that negatively affected the evolution of the amount of fee income received in dollars. As of September 30, 2006, AFP Crecer had 441,041 affiliates with assets under management for a total of US$133.8 million, figures that represented market shares of 32% and 23% respectively, situating it in first place in terms of affiliates and in second place regarding assets under management.

  Regarding the   local affiliates, two of these subsidiaries generated profits and the third one a lower loss that together implied a variation of Ch$300.4 million. The“Unemployment Funds Administrator of Chile S.A.” (AFC), a company which started operations in October 2002 and where Provida has a 37.8% ownership, represented a loss for Provida of Ch$521.8 million implying a positive variation of Ch$74.4 million (9.1%) with respect to September 2005. PreviRed.com, an electronic collection company where Provida holds a 37.9% ownership, implied an income of Ch$29.5 million to September 2006 representing a positive deviation of Ch$226.4 million with respect to the loss recorded in September 2005, due to a higher volume of operations and lower sales expenses. Finally,“Investments DCV” (DCV), represented for Provida an income of Ch$45.4 million in the first nine months of 2006, a decrease of Ch$0.4 million with respect to the same period of 2005. In this company which main purpose is to invest in entities engaged in public offering securities, Provida participates with a 23.14% stake. The rest of its main shareholders are other AF Ps in the industry, the same as the other two local investments (AFC and PreviRed.com), adding other financial institutions that also participate.

  Interest Expenses rose by Ch$300.9 million or 25.5% due to the increase of the average interest rate paid, adding higher financing needs of working capital that increased the average balance debt (14.8%) maintained by the Company.

  During the first nine months of 2006, the Price Level Restatement recorded a loss of Ch$2,033.4 million representing a negative deviation of Ch$981.1 million with respect to the loss attained in the same period of 2005. This deviation was driven by higher losses in foreign exchange, in view of the dollar debt with Provida Internacional, since the period maintained an average debt higher in US$2.4 million with respect to same period of last year, adding a higher depreciation of 4.8% in September of 2006 of the Chilean peso against dollar with respect to December 2005.

Income Taxes

As of September 30 2006, the Income taxes recorded a lower expense of Ch$583.5 million or 8.4% with respect to the same period of 2005, due to the higher base of comparison, as a result of adjustments made in 2005 in the definite liquidation of 2004’s tax. Additionally, there was a positive effect related to the increase of the interest rate used to determine the deferred tax obligation that ascended 2.93% as of September 2005, whereas it reached 3.14% at September 2006.

Consolidated Balance Sheet

  Total Assets as of September 30, 2006 reached Ch$263,410.3 million, representing an increase of Ch$10,782.7 million (4.3%) with respect to the close of September 2005. This deviation was mainly attained by higher gains in mandatory investments of Ch$9,894.2 million due to normal contributions recorded in the growing contributor’s base and the positive return exhibited by pension funds during the last twelve months. Additionally, higher current assets of Ch$2,352.3 million were pursuant to the increase of documents and receivable accounts to related companies. These payments are made by Provida on behalf of the BBVA Seguros that is responsible of such payments under the insurance contract. However, because of administrative problems in making these payments on a timely basis, the insurer has asked Provida to make those payments on their behalf and has normally reimbursed that debt within no more than 30 days.

  Other assets diminished by Ch$1,622.2 million as a result of the lower goodwill (Ch$5,605.8 million) in consideration of the normal amortization in twelve-month period, partially offset by the net increase of intangible assets (Ch$3,351.1 million) associated with the Unified Platform license.

  Total Liabilities rose by Ch$3,441.3 million or 5.0% from Ch$68,320.1 million to September 30, 2005 to Ch$71,761.3 million to September 2006 due a higher level of current liabilities of Ch$2,599.3 million. The latter as a result of higher obligations with banks and financial institutions (Ch$8,794.3 million) due to the increase of working capital needs that implied a higher balance in credit-bank-lines maintained with the Company. Lower dividends payable (Ch$3,980.0 million) in light of the reduction of temporary dividends due to a change in the Company’s dividend policy and lower provisions (Ch$2,589.3 million) mainly in connection with the technological development of Unified Platform.

  Shareholders’ Equity increased by Ch$7,341.4 million or 4.0% from Ch$184,307.5 million to September 30, 2005 to Ch$191,648.9 million at the close of September 2006 due to the higher balance of retained earnings and lower temporary dividends due to a change in the Company’s dividend policy (from 90% to 50% of the net income) that reached a total contribution of Ch$7,332.8 million.

Exchange Rate

As of September 30, 2006, it was Ch$537.03 per dollar, while at the same period last year it reached Ch$529.20 per dollar. As of September 2006 the Chilean peso recorded depreciation against the dollar of 4.8%, while as of September 2005 an appreciation of 5.1% was recorded.

CONSOLIDATED INCOME STATEMENT

	Sep-06	Sep-05	Change	% Change
	(Million of constant Chilean pesos at September 30, 2006, except percentages)
OPERATING REVENUES
Fee income	101,560.1	94,542.4	7,017.7	7.4%
Gains on mandatory investments	11,759.5	11,563.2	196.3	1.7%
Rebates on L&D insurance	1,869.1	1,032.2	836.8	81.1%
Other operating revenues	3,632.2	4,078.6	(446.4)	-10.9%

Total Operating Revenues	118,820.8	111,216.4	7,604.4	6.8%

OPERATING EXPENSES
Administr. personnel remunerations	(13,915.0)	(14,231.6)	316.6	-2.2%
Sales personnel remunerations	(6,224.3)	(6,445.3)	221.1	-3.4%
L&D insurance	(42,501.4)	(36,640.1)	(5,861.3)	16.0%
Other operating expenses	(17,699.8)	(17,757.3)	57.5	-0.3%

Total Operating Expenses	(80,340.4)	(75,074.3)	(5,266.2)	7.0%

OPERATING INCOME	38,480.4	36,142.1	2,338.2	6.5%

OTHER INCOME (EXPENSES)
Gains on investments	23.1	42.0	(18.9)	-45.1%
Profit (loss) in affil. companies	3,441.2	4,446.9	(1,005.7)	-22.6%
Amortization of goodwill	(3,928.1)	(3,887.0)	(41.1)	1.1%
Interest expense	(1,478.9)	(1,178.1)	(300.9)	25.5%
Other income net	686.5	657.7	28.8	4.4%
Price level restatement	(2,033.4)	(1,052.3)	(981.1)	93.2%
Total Other Income (Expenses)	(3,289.6)	(970.6)	(2,319.0)	238.9%

INCOME BEFORE TAXES	35,190.8	35,171.5	19.3	0.1%
INCOME TAXES	(6,386.7)	(6,970.2)	583.5	-8.4%

NET INCOME	28,804.0	28,201.2	602.8	2.1%

CONSOLIDATED BALANCE SHEET

	Sep-06	Sep-05	Change	%
	(Million of constant Chilean pesos at September 30, 2006, except percentages)
ASSETS
Current Assets	18,021.9	15,669.6	2,352.3	15.0%
Marketable Securities - Reserve	133,010.7	123,116.5	9,894.2	8.0%
Premises and Equipment	25,927.4	25,769.0	158.4	0.6%
Other Assets	86,450.2	88,072.4	(1,622.2)	-1.8%

TOTAL ASSETS	263,410.3	252,627.6	10,782.7	4.3%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities	64,968.5	62,369.2	2,599.3	4.2%
Long-Term Liabilities	6,792.8	5,950.9	841.9	14.1%
Minority Interest	0.1	0.1	0.0	1.9%
Shareholders’ Equity	191,648.9	184,307.5	7,341.4	4.0%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	263,410.3	252,627.6	10,782.7	4.3%

CONSOLIDATED CASH FLOW STATEMENT

	Sep-06	Sep-05	Change	%
	(Million of constant Chilean pesos at September 30, 2006, except percentages)
CASH FLOW FROM OPERATING ACTIVITIES	26,528.5	23,934.8	2,593.7	10.8%
Total Operating Revenues	106,643.0	112,112.6	(5,469.5)	-4.9%
Total Operating Expenses	(80,114.6)	(88,177.8)	8,063.2	-9.1%

CASH FLOW FROM FINANCING ACTIVITIES	(21,547.0)	(23,949.5)	2,402.6	10.0%

CASH FLOW FROM INVESTING ACTIVITIES	(6,863.7)	(1,166.1)	(5,697.6)	488.6%

TOTAL NET CASH FLOW	(1,882.2)	(1,180.9)	(701.3)	59.4%

A.F.P. PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE THIRD QUARTER 2006 (3Q06)

Net Income

In the third quarter of 2006 (3Q06), net income reached Ch$12,572.4 million, representing a increase of Ch$3,624.0 million or 40.5% with respect to the third quarter of 2005 (3Q05). This positive variation was conducted by the favorable result obtained at operating levels with a positive performance evidenced by all components of higher revenues, plus lower expenditures given savings recorded in administrative remunerations and other operating expenditures. Moreover, the non-operating result recorded a negative variation, basically as a result of a higher loss in price level restatement, higher financial expenses and lower profits from affiliated companies.

In operating terms, the period recorded a positive deviation of Ch$4,981.5 million or 42.7%, driven by both higher revenues and lower operating expenses. Operating revenues went up by Ch$4,480.3 million where it highlights the rise fee income given the higher level of collection, adding higher gains on mandatory investments. Likewise, operating expenses decreased by Ch$501.2 million basically due to lower remunerations both to administrative and sales personnel and other operating expenses, savings that overshadowed the rise in the life and disability insurance premium in connection with a higher level of activity exhibited in the period.

In non operating terms, a higher loss was recorded implying a negative variation of Ch$915.5 million. This deviation was mainly sustained by higher losses in price level restatement originated by the foreign exchange loss associated with the dollar debt with Provida Internacional; higher financial expenses and lower earnings in affiliated companies due to lower results reached by AFP Horizonte in Peru and AFP Crecer in the Dominican Republic. Concerning taxes, the acknowledged 3Q06 expense increased in a lower extent than income before taxes as a consequence of the positive effect of the rise observed in the discount rate to calculate the deferred tax obligation.

	3Q06	3Q05	Change	%

	(Million of constant Chilean pesos at September 30, 2006, except percentages)
Operating Income	16,647.0	11,665.5	4,981.5	42.7%
Total Operating Revenues	41,443.5	36,963.2	4,480.3	12.1%
Total Operating Expenses	(24,796.4)	(25,297.6)	501.2	-2.0%
Total Other Non Operating Income (Expenses)	(1,236.8)	(321.2)	(915.5)	285.0%
Income Taxes	(2,837.9)	(2,395.9)	(441.9)	18.4%
Net Income	12,572.4	8,948.4	3,624.0	40.5%

  Earnings per share (each ADR represents fifteen shares) during the quarter reached Ch$37.95 while in the same quarter last year, this was Ch$27.01. At the close of 3Q06, the total number of shares stood at 331,316,623, recording no changes with respect to the level observed in 3Q05.

Operating Revenues

They reached Ch$33,565.9 million in 3Q06, representing an increase of 7.5% or Ch$2,343.9 million with respect to 3Q05. This positive variation was strengthened by all components of operating revenues, especially higher fee income in view of the positive evolution of collection and higher gains in mandatory investments given the better return obtained in the quarter, and higher other operating revenues stemming from the consolidated subsidiary AFP Génesis.

  Fee income increased by 7.5% or Ch$2,343.9 million with respect to 3Q05, reaching Ch$33,565.9 million in the period. The above as a result of the growing trend maintained in collection levels, which increased by 8.4% in real terms with respect of accrued collection in 3Q05. The difference between the collection growth and fee income stemmed from the change in Provida’s fee structure previously mentioned, where the total fee received from a determined salary is maintained, the associated collection increased, since variable fee is collected by the AFP and the fixed fee is discounted form the pension funds of the affiliate. Therefore, during 3Q05 a 12.25% of the salary was collected (10% as a mandatory contribution plus 2.25% as variable fee), whereas in 3Q06 a 12.39% of the salary was collected (with a 2.39% as the new variable fee), implying a 1.14% increase in collection for a same level of salary base, which explains the aforementioned gap.

   In terms of clients, the average number of contributors ascended to 1,547,845, in the third quarter of 2006, hence, Provida maintains its leading position in clients and in salary base.

  During 3Q06, Gains on Mandatory Investments Ch$6,349.6 million were recorded, implying a positive variation of Ch$1,836.7 million with respect to 3Q05, since the weighted average nominal return reached of 5.15% in 3Q05, while in the same period of last year, a 3.92% return was reached. Basically behind the latter, it highlights the returns exhibited by local stock markets where IPSA increased by 7.3% (+4.7% in 3Q05) and IGPA rose +7.9% (+5.8% in 3Q05).
Operating Expenses

They reached Ch$24,796.4 million during the quarter, a decrease of 2.0% or Ch$501.2 million with respect to 3Q05. All components of operating expenses contributed to this variation, lower remunerations to both administrative and sales personnel and other operating expenses given the lower administrative costs and lower amortization and depreciation recorded in the period. The only exception was life and disability insurance cost in light of the rise in the temporary premium associated with higher collection levels in the quarter.

  The Administrative Personnel Remunerations ascended to Ch$4,607.2 million in 3Q06 implying savings of Ch$666.5 million or 12.6% with respect to the same quarter of 2005. This result stemmed from lower severance payments recorded in the quarter due to the higher comparison base used, since 3Q05 included dismissals of executive officers, and provisions for staff adjustments planned for the last quarter of 2005. Additionally, there were lower remunerations and benefits granted to personnel, due to the lower average number of workers maintained in the period in comparison to 3Q05, that in figures dropped by 6.2% from 1,028 administrative employees to 964 in 3Q06.

  Sales Personnel Remuneration decreased from Ch$2,004.3 million in 3Q05 to Ch$1,923.0 million in 3Q06, implying a positive variation of Ch$81.3 million (4.1%). This result was mainly attained by lower commissions paid for affiliations and transfers that, as previously mentioned, arisen from the change in sales agents’ contracts that implied a new structure of incentives aimed at grating a higher level of selectivity to their production. Adding the above, a lower expense in severance payments was recorded, since 3Q05 included provisions for dismissals planned for the last quarter of that year. The above was partially offset by higher awards paid in the period, given the extraordinary incentives for goals achievements established in the commercial plan of the current year.

  Regarding sales staff, the average number of sale agents increased from 535 in 3Q05 to 565 in   3Q06, representing a rise of 5.5%.
  During 3Q06 the Life and Disability Insurance expense reached Ch$12,358.3 million, higher in Ch$702.5 million or 6.0% with respect to the same period last year. This variation was the result of higher temporary premium that increased by Ch$808.3 million as a result of the collection recorded in the quarter.

  Partially offsetting the latter, lower provisions for unfavorable casualty rate were recorded implying a positive variation of Ch$105.1 million. Behind this, is the important drop of the discount rate for calculating reserves during the second half of 2005 (from 3.70% in 1H05 to 3.33% in 2H05). Such variation not only affected the reserves in connection with the contract with coverage prevailing at that moment (until now), but also those reserves refereed to the contract whose coverage period expired in 2004. The latter since part of disability reserves were mathematically recalculated after the first determination made by the Medical Commission, where casualties had been previously registered by norm at medium cost. This higher cost implied that during 3Q05 not only provisions for the contract with prevailing coverage were recorded, but also the higher accounting cost for casualties from the contract expired in 2004; whereas in 3Q06 the provisioned cost was basically associated with the contract with coverage currently in force.

  Other Operating Expenses decreased by 7.2% or Ch$456.0 million from Ch$6,363.9 million recorded in 3Q05 to Ch$5,907.9 million in 3Q06. This variation was mainly the result of lower depreciation and amortization costs that together generated savings of Ch$461.5 million, mainly in connection with the new technology implementation, given that in 2005 the corresponding cost was provisioned at a projected value (since it was not possible to determine the final cost), estimation that became higher than the effective cost for that period. Computing costs regarding that technology rose by Ch$240.1 million, given that in 2006 it was possible to acknowledge the respective recurrent cost.

  Administration expenses diminished by Ch$266.2 million mainly due to the lower installment paid to the AFPs association, since 3Q05 included expenditures for a publicity campaign made throughout the industry.

Operating Income

It totaled Ch$16,647.0 million, representing an increase of 42.7% or Ch$4,981.5 million with respect to 3Q05 sustained by the outstanding growth attained by operating revenues that was accompanied by a reduction in operating expenses.

Other Non-Operating Income (Expenses)

They recorded a loss of Ch$1,236.8 million that implied a negative variation of ch$915.5 million. This deviation was mainly attained on higher losses of Ch$579.6 million in price level restatement, given the foreign exchange loss associated with the dollar debt maintained with Provida Internacional. Additionally, there were higher financial expenses of Ch$170.2 million and lower profits of Ch$106.6 million in affiliated companies, basically due to lower results obtained by AFP Horizonte in Peru and AFP Crecer in the Dominican Republic.

  The Results in Affiliated Companies decreased by Ch$106.6 million or 8.4% from an income of Ch$1,266.1 million in 3Q05 to Ch$1,159.6 million in 3Q06. This variation was explained by the lower result generated by AFP Horizonte in Peru (Ch$174.0 million) and AFP Crecer in the Dominican Republic (Ch$97.8 million), that were not offset by the positive results attained by local affiliates, which jointly contributed Ch$113.1 million, and the good performance recorded by AFORE Bancomer.

		3Q06	3Q05	Change	%

Company	Country	(Million of constant Chilean pesos at September 30, 2006, except percentages)
Horizonte	Peru	320.9	494.9	(174.0)	-35.2%
Bancomer	Mexico	919.2	867.1	52.1	6.0%
Crecer	Rep.Dominicana	31.0	128.7	(97.8)	-75.9%
DCV	Chile	3.9	9.3	(5.5)	-58.7%
PreviRed.com	Chile	23.4	(47.0)	70.5	-149.8%
AFC	Chile	(138.8)	(186.8)	48.1	-25.7%

TOTAL		1,159.6	1,266.1	(106.6)	-8.4%

  Interest Expenses of Ch$615.1 million recorded an increase of Ch$170.2 million due to the higher expenses for the use of the short term banking debt given a larger requirement of working capital financing, as well as, the higher prevailing interest rate for this kind of credit.

Income Taxes

Income taxes in 3Q06 climbed to Ch$441.9 million or 18.4% with respect to 3Q05, an icrease lower than the one registered by earnings before taxes in the current quarter, basically as a consequence of the positive effect related to the rise in the discount rate applied to the deferred tax obligation.

Exchange Rate

As of September 30, 2006, it was Ch$537.03 per dollar that compares with Ch$529.20 per dollar at the close of September 2005. In 3Q06, an appreciation of 0.4% of the Chilean peso with respect to the dollar was recorded, that compares with the appreciation of 8.6% in the Chilean peso with respect to the dollar in the 3Q05.

CONSOLIDATED INCOME STATEMENT

	3Q06	3Q05	Change	% Change
	(Million of constant Chilean pesos at September 30, 2006, except percentages)
OPERATING REVENUES
Fee income	33,565.9	31,222.0	2,343.9	7.5%
Gains on mandatory investments	6,349.6	4,512.9	1,836.7	40.7%
Rebates on L&D insurance	255.7	250.2	5.5	2.2%
Other operating revenues	1,272.2	978.1	294.2	30.1%

Total Operating Revenues	41,443.5	36,963.2	4,480.3	12.1%

OPERATING EXPENSES
Administr. personnel remunerations	(4,607.2)	(5,273.7)	666.5	-12.6%
Sales personnel remunerations	(1,923.0)	(2,004.3)	81.3	-4.1%
L&D insurance	(12,358.3)	(11,655.8)	(702.5)	6.0%
Other operating expenses	(5,907.9)	(6,363.9)	456.0	-7.2%

Total Operating Expenses	(24,796.4)	(25,297.6)	501.2	-2.0%

OPERATING INCOME	16,647.0	11,665.5	4,981.5	42.7%

OTHER NON OPERATING INCOME (EXPENSES)
Gains on investments	5.3	11.0	(5.7)	-51.8%
Profit (loss) in affil. companies	1,159.6	1,266.1	(106.6)	-8.4%
Amortization of goodwill	(1,320.3)	(1,250.7)	(69.6)	5.6%
Interest expense	(615.1)	(444.9)	(170.2)	38.3%
Other income net	243.2	227.0	16.2	7.1%
Price level restatement	(709.3)	(129.7)	(579.6)	446.7%

Total Other Income (Expenses)	(1,236.8)	(321.2)	(915.5)	285.0%

INCOME BEFORE TAXES	15,410.3	11,344.3	4,066.0	35.8%
INCOME TAXES	(2,837.9)	(2,395.9)	(441.9)	18.4%

NET INCOME	12,572.4	8,948.4	3,624.0	40.5%

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date: October 31, 2006	By:	/s/ Gabriel Galaz

		Name:	Gabriel Galaz
		Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date: October 31, 2006	By:	/s/ Maria Paz Yañez

		Name:	Maria Paz Yañez
		Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.